UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Gary N. Papilsky, Esq.

General Counsel
Dealertrack Technologies, Inc.

1111 Marcus Ave., Suite M04

Lake Success, NY 11042

(516) 734-3600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Paul S. Scrivano, Esq.

O’Melveny & Myers LLP

7 Times Square

Times Square Tower

New York, New York 10036

(212) 326-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached is a letter from Dealertrack Technologies, Inc. (the “Company”) regarding its Employee Stock Purchase Plan (ESPP) and/or Stock Options or Restricted Stock Units.

Update on the ESPP, STOCK and Equity Awards in Response to Cox Announcement

With the recent Cox Automotive announcement, we know a lot of team members have questions regarding Dealertrack stock you may have purchased in the Employee Stock Purchase Plan (ESPP) and/or Stock Options or Restricted Stock Units you may have received as part of an equity grant. While we are still in a transition phase and don’t have all the answers regarding the implications of this deal, it is our goal to keep you informed with updates as we receive them.

Here’s what we do know so far… Cox Automotive has signed a merger agreement to, subject to closing conditions, acquire Dealertrack in an all-cash transaction valued at $63.25 per share of Dealertrack stock. After the transaction closes, Dealertrack stock (TRAK) will be delisted from NASDAQ and Dealertrack will become a private company.

ESPP

As a result, June 30th is the final purchase date for the ESPP at which time the ESPP will be discontinued. Team members not currently enrolled in the program are not eligible to join the program at this time. However, if you are already currently enrolled, the June 30th ESPP purchase will proceed as usual. Your Dealertrack Shares will be delivered to your account at AST.

Stock Options and Restricted Stock Units

Upon close of the deal, which is expected to happen in the third quarter of 2015, any unvested stock options and restricted stock units, regardless of when granted, will be paid out as described below. After the close of the deal, option holders will receive a cash payment equal to the difference between the offer price of $63.25 and the strike price (aka exercise price) of their options. Promptly after the close of the deal, holders of restricted stock units will receive $63.25 per share (like options, all shares will be cashed out at that time). As always, we recommend you consult a tax advisor for specific questions and potential tax implications.

Shares You Own Outright

Any shares that you own outright whether in your brokerage account or still with AST will be exchanged after the close of the deal for $63.25 per share. This exchange will take place automatically after the closing of the transaction without any required action by you.

We will continue to share information and updates as they become known. Please rely on us for your information in these areas and avoid possible inaccurate “through the grapevine” information. So if you have questions or need any assistance with the ESPP, stock or other benefits issue, please feel free to reach out to us at Benefits.Team@dealertrack.com or call 516-734-3636 from 8:30 – 5:30 ET Monday – Friday.

Forward Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for receiving regulatory approvals and completing the transaction, and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Cox Automotive and Dealertrack operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; and Dealertrack’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Dealertrack’s SEC filings, including Dealertrack’s Annual Report on Form 10-K for the year ended December 31, 2014. These forward-looking statements speak only as of the date of this document and neither Cox Automotive nor Dealertrack assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Dealertrack referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Cox Automotive and Runway Acquisition Co. will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Cox Automotive and Runway Acquisition Co. will file tender offer materials on Schedule TO, and thereafter Dealertrack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Dealertrack common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Cox Automotive at 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328, Attention: Julie Shipp, (404) 568-7914. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Dealertrack files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Dealertrack at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Dealertrack’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.